

October 24, 2014

<u>Via Email</u>
Don Simmons
Chief Executive Officer
Hemisphere Energy Corporation
2000, 1055 West Hastings Street
Vancouver, BC Canada V6E 2E9

> **Re: Hemisphere Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form 20-FR**
> **Filed October 6, 2014**
> **File No. 0-55253**

Dear Mr. Simmons:

We have reviewed your response letter dated October 6, 2014 as well as your amended filing and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form 20-FR Filed October 6, 2014</u>

<u>Information on the Company, page 24</u>

<u>Property, Plants and Equipment, page 39</u>

<u>Oil and Gas Properties and Wells, page 44</u>

1.   We note in response to comment 7 in our letter dated August 19, 2014 that you removed the reference to "undrilled acreage held by production under the terms of a lease" in your description of developed acreage. Please clarify for us the reason for removing the reference but not otherwise revising the disclosure of the gross and net amounts of your developed or undeveloped acreage.

Operating and Financial Review and Prospects, page 44

A. Operating Results, page 50

2.   We note your response to comment 8 in our letter dated August 19, 2014 and the related revisions to your filing. Please revise to provide additional detail for each material line item for each period discussed. For example, your analysis of the changes in revenue should quantify the dollar impact of changes in product type, quantity produced, and realized prices. You should also quantify the reduction in NGL revenue.

Six Months Ended June 30, 2014 Compared to the Six Months Ended June 30, 2013, page 50

General and administrative expenses, page 51

3.   We note from the disclosure you added in response to comment 9 in our letter dated August 19, 2014 that you calculate overhead recovery on a monthly basis and that this "reflects the capital component of overhead costs applied for each well drilled and construction project." Based on your expanded disclosure, please explain to us the accounting basis for recording an overhead recovery. As part of your supplemental response, please:

- Clarify for us whether overhead recovery results in an increase or decrease to general and administrative expense;

- Provide us with a sample journal entry used to record the calculated recovery; and

- Reference the authoritative literature that supports your accounting methodology.

Finance Expense, page 51

4.   Disclosure in your filing states that the increase in this line item is the result of interest charged on your outstanding bank debt. Please revise to provide additional detail considering the change in bank indebtedness appears to be a decrease from $4.5 million at December 31, 2013 to $0 at June 30, 2014.

Ten Months Ended December 31, 2012 Compared to the Year Ended February 29, 2012, page 52

Depletion and Depreciation, page 53

5.   We note your statement under this heading that the "depletion rate is calculated using the unit-of-production method on proved and probable oil and natural gas reserves." However, this statement seems to conflict with your footnote policy disclosure on page 107 indicating that the calculation is based on total estimated proved reserves. Please review your discussion for consistency and revise as necessary.

Supplementary Oil and Gas Reserve Estimation and Disclosures-ASC 932 (Unaudited), page 126

Net Proved Oil and Gas Reserves, page 126

Quantity Information for the Year Ended December 31, 2013, page 127

Quantity Information for the Year Ended December 31. 2012, page 127

6.   Please expand your disclosure to include the reasons for significant changes in the net quantities of proved reserves for each of the periods disclosed. In this regard, please provide a narrative explanation in each instance that the change in reserves for an individual line item represents a significant change in reserves, other than production. Refer to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein, page 129

7.   The disclosure on page 40 refers to the inclusion of "other income" relating to the net present values of future net revenue prepared by your independent petroleum engineering consultants. Please tell us the source and amount of such income. Also tell us the extent to which this income is included in the determination of the economic producibility of your proved reserves or in the computation of future cash inflows relating to your standardized measure for each of the periods presented.

8.   Please tell us if your calculation of the standardized measure for the periods ending December 31, 2013 and 2012 incorporates all of the costs required to settle the asset retirement obligations relating to your properties or only those costs for wells assigned reserves in the reports prepared by your independent petroleum engineering consultants, as disclosed on page 40. If the costs in your standardized measure do not represent the full amount of your future asset retirement obligations, please quantify for us the amount omitted, and if material, revise the calculation to include such costs.

        If you require clarification relating to the inclusion of the cash outflows associated with the settlement of asset retirement obligations in your standardized measure, please refer to the letter sent by the Division of Corporation Finance to companies engaged in oil and gas producing activities dated February 4, 2004, available on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

9.   The footnote disclosure on page 41 states "costs associated with extraction of natural gas products have in most cases been deducted from the natural gas revenues." Please explain to us the circumstances specific to your estimates where such costs would not be deducted. Also tell us the extent to which these costs were excluded in the determination of the economic producibility of your proved reserves or in the computation of future inflows relating to your standardized measure for each of the periods presented.

<u>Closing Comments</u>

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202)-551-3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Daniel M. Miller